1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 19, 2011

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Equity Trust
Post-Effective Amendment No. 43 to Registration Statement on Form N-1A
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

Dear Mr. Grzeskiewicz:

The Trust filed the Registration Statement on October 24, 2011.  This letter responds to comments with respect to the Registration Statement that you provided in a telephone conversation with the undersigned on December 1, 2011.  For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1:  Please remove the first footnote to the expense table relating to the availability of sales charge waivers and move the disclosure to the statutory prospectus.

Response:  The footnote has been deleted as requested.  As the statutory prospectus contains the relevant disclosure, the Trust believes that no additional disclosure is necessary.

Comment No. 2:  Please delete from the third footnote of the expense table the sentence “Actual expenses may be different.”

Response:  The sentence "Actual expenses may be different" has been deleted as requested for the relevant fund.

Comment No. 3:  Please confirm that the expense waiver described in the fourth footnote of the expense table would be in effect for at least one year.  Please add the date on which the waiver is effective to the footnote. If recoupment of expenses is possible, please state so in the footnote.  If there is no arrangement for recoupment of waived expenses anticipated, please provide a written representation to that effect.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Response:  The footnote has been updated as follows:

Subject to an Expense Limitation and Reimbursement Agreement  (“Agreement”) effective September 27, 2011, the Adviser has agreed contractually to waive its fees and to absorb Class A expenses of the Fund to the extent necessary to ensure that ordinary operating expenses (including 12b-1 fees, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed annually 1.60% of the Fund’s average net assets until at least February 28, 2013.    The Agreement also states the Adviser may recoup from the Fund fees previously paid, waived or absorbed by the Adviser if such reimbursement is made within three years and does not cause the Operating Expenses of the Fund for any year to exceed the Expense Limitation.

Comment No. 4:  Please confirm whether the expense example reflects continuing fee waivers for all periods (e.g., 3, 5 and 10 years) and, if so, please provide a representation that the Board of Trustees believes that the waivers will remain in effect.

Response:  The expense example only reflects fee waivers for the first year and not for all periods (e.g., 3, 5 and 10 years).

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc: Matthew Breitman, Alpine Woods Capital Investors, LLC

Alpine Equity Trust

December 19, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Alpine Equity Trust
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

To Whom It May Concern:

In connection with its review of the Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A for Alpine Equity Trust as filed with the Commission on October 24, 2011 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alpine Equity Trust

By: /s/ Andrew Pappert
Name: Andrew Pappert
Title: Secretary